Sarkis Jebejian To Call Writer Directly: (212) 446-5944 sarkis.jebejian@kirkland.com	601 Lexington Avenue New York, New York 10022
	(212) 446-4800 www.kirkland.com	Facsimile: (212) 446-4900

November 1, 2013

VIA EDGAR SUBMISSION

Geoff Kruczek

Attorney-Adviser

Securities and Exchange Commission

Division of Corporation Finance, Office of

Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	The Active Network, Inc.

Amendment No. 3 to Schedule TO-T filed by Athlaction Merger Sub, Inc.,

Athlaction Holdings, LLC, Vista Equity Partners Fund III, L.P., and Vista

Equity Partners Fund IV, L.P.

filed October 23, 2013

File No. 005-86639

Dear Mr. Kruczek:

On behalf of our clients, Athlaction Merger Sub, Inc. (“Purchaser”), Athlaction Holdings, LLC (“Parent”), Vista Equity Partners Fund III, L.P. (“VEPF III”), and Vista Equity Partners Fund IV, L.P. (“VEPF IV” and together with Purchaser, Parent and VEPF III, the “Filing Persons”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter dated October 28, 2013 (the “Comment Letter”), with respect to Amendment No. 3 to the Schedule TO-T (as amended, the “Schedule TO”) filed with the Commission by the Filing Persons on October 23, 2013 (“Amendment No. 3”), relating to Purchaser’s tender offer for all of the outstanding shares of common stock of The Active Network, Inc. (the “Company”). The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics). In addition, the Filing Persons are simultaneously filing Amendment No. 5 to the Schedule TO (“Amendment No. 5”) in response to the Comment Letter. Unless explicitly set forth herein, capitalized terms shall have the meanings ascribed to them in the Schedule TO.

Securities and Exchange Commission

November 1, 2013

Schedule TO

1.	Please expand your response to prior comment 1 to clarify what individuals initiated, structured and negotiated the offer for the filing persons and their relationship, if any, with Vista Equity Partners or the general partners of the filing persons. For example, did the same persons who provide management and/or investment advice also provide those services? Did the employees of Vista Equity Partners who act of behalf of VEPF III and IV provide those services? Please also clarify the specific nature of management and investment advice provided, as well as employees who act of behalf of those funds. Currently, it is unclear from your response whether these funds have any employees, management or activities, including those related to this Offer, that are at all separate from Vista Equity Partners. Which individuals have ultimate decision-making authority at VEPF III and IV? VEP provides investment advice and management services to VEPF III and IV: how does not VEP not control III and IV? When were III and IV formed and by whom?

Response:

In response to the Staff’s comments, the Filing Persons respectfully emphasize that they do not believe that Vista Equity Partners is a bidder for purposes of Regulation 14D. The response below is meant only to clarify the points raised by the Staff’s comments.

As noted in the letter to the Staff dated October 23, 2013, ultimate decision-making authority with respect to the initiation, structuring and negotiation of the Offer does not reside with Vista Equity Partners. While certain employees of Vista Equity Partners acted on behalf of the Filing Persons in connection with the initiation, structuring and negotiation of the Offer, any such action was taken in Vista Equity Partners’ capacity of an agent for the Filing Persons, pursuant to the contractual relationship established by the advisory agreements between Vista Equity Partners and each of VEPF III and VEPF IV, respectively (the “Advisory Agreements”).

As noted in the letter to the Staff dated October 23, 2013, Vista Equity Partners has contracted with VEPF III and VEPF IV to provide VEPF III and VEPF IV with investment advice and management services. Pursuant to the Advisory Agreements, Vista Equity Partners has agreed to (i) originate, recommend, structure and identify sources of capital and investment opportunities for VEPF III and VEPF IV, respectively, (ii) monitor, evaluate and make investment recommendations regarding the timing and manner of disposition of portfolio investments, and (iii) provide such other services related thereto as either VEPF III or VEPF IV, as applicable, shall request. Services to be rendered by Vista Equity Partners under the Advisory Agreements in connection with the investment program of each of VEPF III and VEPF IV include the following:

•	analysis and investigation of potential portfolio companies;

Securities and Exchange Commission

November 1, 2013

•	analysis and investigation of potential dispositions of portfolio investments;

•	structuring of acquisitions and dispositions of portfolio investments;

•	identification and arranging of sources of financing;

•	supervision of the preparation and review of all documents required in connection with the acquisition, disposition or financing of each portfolio investment; and

•	monitoring of the performance of portfolio companies and, where appropriate, providing advice to the management of portfolio companies during the life of a portfolio investment.

The Advisory Agreements are intended to create, and do create, a contractual relationship for services to be rendered by Vista Equity Partners acting in the ordinary course of its business as an independent contractor and are not intended to create, and do not create, a partnership, joint venture or any like relationship among Vista Equity Partners and each of VEPF III and VEPF IV, respectively (or any other parties). The Filing Persons also emphasize that Vista Equity Partners does not have the authority to bind the Filing Persons or execute documents on their behalf. Further, Vista Equity Partners does not realize the benefits or incur the risks of investments in portfolio companies, including The Active Network, Inc., made by VEPF III and VEPF IV. Such risks and benefits are realized by VEPF III and VEPF IV themselves, and of course, by the partners of those entities.

VEPF III and VEPF IV are Delaware limited partnerships and are owned by their partners, which include outside investors not affiliated with Vista Equity Partners. As limited partnerships, VEPF III and VEPF IV are controlled by their general partners, Vista Equity Partners Fund III GP, LLC and Vista Equity Partners Fund IV GP, LLC, respectively, as disclosed in Schedule I to the Offer to Purchase. However, the Filing Persons respectfully reiterate the Staff’s position stated in the guidance set forth in Section II.D.2 - “Identifying the Bidder in a Tender Offer” of the November 14, 2000 Current Issues Outline (the “Outline”) that “if a named bidder is an established entity with substantive operations and assets apart from those related to the Offer, the staff ordinarily will not go further up the chain of ownership to analyze whether that entity’s control persons are bidders.” The Filing Persons emphasize that each of VEPF III and VEPF IV has substantive operations and assets apart from the Offer. As noted in the letter to the Staff dated October 23, 2013, each of VEPF III and VEPF IV is a private equity fund engaged in the purchase, sale and ownership of private equity investments and has controlling and other investments in multiple portfolio companies and substantial capital commitments. As such, the Filing Persons respectfully restate their position that it is not necessary to proceed further up the chain of ownership or control to analyze whether control persons of VEPF III and VEPF IV are co-bidders.

Securities and Exchange Commission

November 1, 2013

In addition, in response to the Staff’s comments, the Filing Persons note that VEPF III and VEPF IV were not formed by Vista Equity Partners.

Offer to Purchase

2.	Your responses to prior comments 5 and 9 state that all conditions must be satisfied or waived prior to the “Acceptance Time,” which you define in your document as occurring after the expiration of the offer. This implies you may assert a condition, including the Financing Proceeds Condition or the condition relating to the Marketing Period, after expiration but before acceptance, contrary to the disclosure you added. Given this, we reissue the parts of those comments requesting confirmation of your understanding that all offer conditions must be satisfied or waived at or before expiration of the offer. Also, your response to prior comment 5 states that if the “Acceptance Time” occurs, then funding will occur shortly thereafter. If so, then please clarify, as you state in the second paragraph of your response and in your response to prior comment 2, how the Financing Proceeds Condition could possibly be “satisfied” before expiration of the offer.

Response:

In response to the Staff’s comment, the Filing Persons confirm their understanding that all conditions to the Offer must be satisfied or waived prior to or at the expiration of the Offer in order for the Acceptance Time to occur. If any such conditions are not satisfied or waived at the time of expiration of the Offer, then the Offer will be either terminated or extended in accordance with the Merger Agreement. In response to the Staff’s comment, Amendment No. 5 amends the Offer to Purchase to confirm this understanding.

Further, the Filing Persons advise the Staff that, as reported in Amendment No. 4 to the Schedule TO filed on October 29, 2013, the Marketing Period commenced on October 25, 2013 and will end on November 20, 2013. Purchaser currently expects to waive the condition to the Offer relating to the Marketing Period prior to the current expiration of the Offer (assuming no further extension occurs).

In addition, for point of clarification, if the proceeds from the Debt Financing are received in advance of the expiration of the Offer, the Financing Proceeds Condition will be satisfied at the time of expiration of the Offer. If the proceeds from the Debt Financing will not be received until after the expiration of the Offer, the Financing Proceeds Condition is expected to be waived prior to the final expiration of the Offer. It is currently anticipated that the Financing Proceeds Condition will be waived prior to the final expiration of the Offer.

3.	We note your response to prior comment 7. It is unclear why you included language allowing for a determination of eligibility under Section 251(h) when that determination, per your response, had to take place at the time the board approved the merger agreement, which occurred prior to the commencement of this offer. Please advise or revise.

Securities and Exchange Commission

November 1, 2013

Response:

In response to the Staff’s comment, the Filing Persons respectfully advise that the Merger Agreement provides that prior to the scheduled Acceptance Time, Parent and the Company shall confer and mutually determine, in good faith, after consulting with their respective outside legal counsel, whether the Merger remains eligible to be effected pursuant to Section 251(h) of the DGCL. While at the time the Board approved the Merger Agreement the Filing Persons did not foresee any reason that would prevent the Merger from being completed pursuant to Section 251(h) of the DGCL and the Filing Persons continue not to foresee any reason that would prevent the Merger from being completed pursuant to Section 251(h) of the DGCL, between the time the Board approved the Merger Agreement and the Acceptance Time circumstances could arise or a fact could become known that the parties were not aware of at the time the Board approved the Merger Agreement which would cause the Merger to be ineligible pursuant to Section 251(h) of the DGCL. As such, the parties have reserved, pursuant to the Merger Agreement, the ability to determine prior to the Acceptance Time whether the Merger remains eligible to be effected pursuant to Section 251(h) of the DGCL. Accordingly, the Filing Persons respectfully submit that the disclosure is accurate and does not require revision.

Source and Amount of Funds, page 26

4.	We note your revisions in response to prior comment 13. Please revise to disclose the “Eurodollar rate” added to your disclosure.

Response:

In response to the Staff’s comment, Amendment No. 5 amends the Offer to Purchase to disclose the “Eurodollar Rate”.

Miscellaneous, page 60

5.	Your response states that you revised the paragraph referred to in prior comment 16; however, no such revisions were made to that paragraph. Instead, it appears the only revisions were to insert that paragraph almost without change as a substitute for the last paragraph in Section 15 of your document. Therefore, we reissue prior comment 16. Please revise to be consistent with Rule 14d-10(b)(2), or explain how your disclosure complies with Rule 14d-10(a).

Securities and Exchange Commission

November 1, 2013

Response:

In response to the Staff’s comment, Amendment No. 5 revises the correct paragraph in the Offer to Purchase referred to in the Staff’s prior comment to be consistent with Rule 14d-10(b)(2).

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Securities and Exchange Commission

November 1, 2013

Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter or the Schedule TO.

Sincerely,

/s/ Sarkis Jebejian

Sarkis Jebejian

cc:	Daniel F. Duchovny, Special Counsel - Office of Mergers & Acquisitions

Athlaction Merger Sub, Inc.

Athlaction Holdings, LLC

Vista Equity Partners Fund III, L.P.

Vista Equity Partners Fund IV, L.P